May 21, 2021

VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Eric Atallah, Daniel Gordon, Abby Adams and Laura Crotty

Re:	bleuacacia ltd Draft Registration Statement on Form S-1 Submitted March 2, 2021 CIK No. 0001843370

Ladies and Gentleman:

bleuacacia ltd (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 29, 2021, regarding the Company’s Draft Registration Statement on Form S-1 which was submitted on March 2, 2021 (the “Draft Registration Statement”). We are concurrently filing via EDGAR the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment.

Registration Statement on Form S-1

Summary, page 13

1.
At the top of page 13, in discussing the exercise period, you state that you are not registering the shares issuable upon exercise of the warrants at this time. You also have a risk factor to this effect on page 62. However, you have listed these shares in the registration fee table as a class of security being registered. Please clarify.

In response to the Staff’s comment, we have revised the Amendment to clarify that we are registering the Class A ordinary shares issuable upon exercise of the warrants with this registration statement, and have revised the disclosure on pages 14 and 64 of the Amendment.

Risk Factors

Risks Relating to Our Securities

Our warrant agreement will designate the courts of the State of New York, page 66

2.
We note that the forum selection provision in the warrant agreement applies to Securities Act claims. Please revise your risk factor on page 66 to clearly state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also revise your disclosure to note the risk that the provision may result in increased costs for investors to bring a claim.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amendment.

We thank the Staff for its review of the foregoing and the Amendment. If you have further questions or comments, please feel free to contact me at 212-284-4926 or Valerie.Jacob@Freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob, Esq. of Freshfields Bruckhaus Deringer US LLP
cc:	bleuacacia ltd Jide Zeitlin Lew Frankfort Charles McGuigan Thomas Northover

cc:	Freshfields Bruckhaus Deringer US LLP Michael Levitt, Esq. Jeremy Barr, Esq. Ropes & Gray LLP Paul Tropp, Esq.